UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Polygon Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Second Street, Suite 9
(No. and Street)

Sausalito	CA	96965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolette Denney, 760-815-1817/ Patricia E. Glovsky, 415-775-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Lane	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia E. Glovsky _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polygon Capital Advisors, LLC _____ , as of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Patricia E. Glovsky
Signature

Managing Partner
Title

See attachment

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________
2 ______________________
3 ______________________
4 ______________________
5 ______________________
6 ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

EVON GARCIA-BLACKFORD
Notary Public - California
Marin County
Commission # 2243115
My Comm. Expires May 18, 2022

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 19th day of February, 20 20, by (1) Patricia E. Glovsky (and (2) ____________), *Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] *Signature of Notary Public*

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: February 19, 2020 Number of Pages: 1

Signer(s) Other Than Named Above: n/a

Polygon Capital Advisors, LLC

Statement of Financial Condition

Required by the U.S. Securities and Exchange Commission

For the Year-Ended December 31, 2019

Contents

Polygon Capital Advisors, LLC

Statement of Financial Condition

For the Year-ending December 31, 2019

Polygon Capital Advisors LLC
Statement of Financial Condition
As of and for the Year-Ended December 31, 2019

Assets

Cash	$	7,752
Prepaid expenses		-
Total assets	$	7,752

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	-
Total liabilities		-
Member's equity		
Member's equity		7,752
Total member's equity		7,752
Total liabilities and member's equity	$	7,752

The accompanying notes are an integral part of these financial statements.

Note 1- Organization and Nature of Business

Polygon Capital Advisors, LLC ("Company") Delaware Limited Liability Company, was formed in April 2009. The company is wholly owned by Polygon Capital, LLC ("Parent"). The company specializes in Mergers and Acquisitions and Private Placements, and is a member of the Financial Industry Regulatory Authority ("FINRA"). It maintains its main branch office in the state of California.

The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including:

- Mergers and acquisitions related services, strategic planning and valuation services
- Private placements of securities

Note 2 - Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The following is a summary of significant accounting principles used in preparing the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The financial statements are prepared on the accrual basis of accounting. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. However, progress fees are recognized when and if earned. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the member. However, franchise taxes in Delaware and in California are required to be paid by Polygon Capital Advisors, LLC.